

August 16, 2012

Via E-mail
Mr. Wan Feng
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 001-31914**

Dear Mr. Feng:

We have reviewed your July 17, 2012 response to our July 3, 2012 comment letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item18. Financial Statements
Notes to Consolidated Financial Statements

4 Risk Management
4.3 Fair value hierarchy, page F-40

1. Please refer to prior comment three. We acknowledge the proposed new disclosure provided in your response. Please provide us proposed disclosure to be included in future periodic filings that explains the nature of published net asset values obtained for your unlisted equity funds and published price information obtained from the Chinese interbank market for your unlisted debt securities and the factors that you considered in determining whether this price information constituted Level 1, Level 2 or Level 3 inputs under the fair value hierarchy.

13. Insurance Contracts, page F-60

We are reissuing the following comments as "unfair competitive disadvantage" and "material trade secrets" do not constitute a sufficient basis for omitting required disclosures.

2. Please refer to prior comment four. Guidance in paragraph 37 of IFRS 4 requires a description of the primary factors that you considered in changing assumptions underlying prior period reserve estimates and a quantification of these changes when practicable. Please provide us this information as proposed disclosure to be included in future periodic filings.

3. Please refer to prior comment five. Guidance in paragraph 37 of IFRS 4 requires a description of the process used to determine those assumptions that have the greatest effect on measurement of recognized amounts. Please provide us this information as proposed disclosure to be included in future periodic filings, as well as your basis for concluding that the cumulative impact of these margins was reasonable in the aggregate with respect to your insurance contract liabilities. Also, include quantified information that will facilitate an investor's understanding of the magnitude of these risk margins in the aggregate and the extent to which changes in these margins impacted your operating results for each period presented.

4. Please refer to prior comment six. Please tell us the aggregate amount of your residual margins at each balance sheet date and the impact of the related amortization for each period presented. Also, provide the information in your response, regarding the method for amortizing your residual margins, as proposed disclosure to be included in future periodic filings.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant